Exhibit 99.6
Form of Release to Stock Exchanges

INDEPENDENT Auditor’s Report ON AUDIT OF QUARTERLY AND NINE MONTHS ENDED CONSOLIDATED FINANCIAL RESULTS

To The Board of Directors of INFOSYS Limited

Opinion

We have audited the accompanying statement of Consolidated Financial Results of INFOSYS LIMITED (the “Company”) and its subsidiaries (the Company and its subsidiaries together referred to as the “Group”) for the quarter and nine months ended December 31, 2025 (the “Statement”), being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “LODR Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

(i)	includes the financial results of the subsidiaries as given in the Annexure to this report;

(ii)	is presented in accordance with the requirements of Regulation 33 of the LODR Regulations; and

(iii)	gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act, 2013 (the “Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India of the consolidated net profit and consolidated other comprehensive income and other financial information of the Group for the quarter and nine months ended December 31, 2025.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (“SA”s) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in Auditor’s Responsibilities for audit of the consolidated financial results section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the consolidated financial results for the quarter and nine months ended December 31, 2025 under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s and Board of Directors’ Responsibilities for the Statement

The Statement, which includes the Consolidated Financial Results is the responsibility of the Company’s Board of Directors and has been approved by them for the issuance. The Statement has been compiled from the related audited interim condensed consolidated financial statements for the three months and nine months ended December 31, 2025. This responsibility includes the preparation and presentation of the Statement that give a true and fair view of the consolidated net profit and consolidated other comprehensive income and other financial information of the Group in accordance with the recognition and measurement principles laid down in the Ind AS 34, prescribed under Section 133 of the Act, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations.

The respective Board of Directors of the companies included in the Group are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of this Statement by the Directors of the Company, as aforesaid.

In preparing the Consolidated Financial Results, the respective Board of Directors of the companies included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate their respective entities or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group are responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for audit of the Consolidated Financial Results for the quarter and nine months ended December 31, 2025

Our objectives are to obtain reasonable assurance about whether the Consolidated Financial Results for the quarter and nine months ended December 31, 2025, as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Consolidated Financial Results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the Statement, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors.

•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the LODR Regulations.

•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Statement or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the Statement, including the disclosures, and whether the Statement represent the underlying transactions and events in a manner that achieves fair presentation.

•	Perform procedures in accordance with the circular issued by the SEBI under Regulation 33(8) of the LODR Regulations to the extent applicable.

•	Obtain sufficient appropriate audit evidence regarding the Financial Information of the entities within the Group to express an opinion on the Statement. We are responsible for the direction, supervision and performance of the audit of financial information of such entities included in the Statement of which we are the independent auditors.

Materiality is the magnitude of misstatements in the Statement that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Statement may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Statement.

We communicate with those charged with governance of the Company and such other entities included in the Statement of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm’s Registration No. 117366W/W-100018)
Vikas Bagaria
Partner
Place: Bengaluru	(Membership No.060408)
Date: January 14, 2026	UDIN: 26060408STQCKH8485

Annexure to Auditor’s Report

List of Entities:

1.	Infosys Technologies (China) Co. Limited
2.	Infosys Technologies S. de R. L. de C. V.
3.	Infosys Technologies (Sweden) AB
4.	Infosys Technologies (Shanghai) Company Limited
5.	Infosys Nova Holdings LLC.
6.	EdgeVerve Systems Limited
7.	Infosys Austria GmbH
8.	Skava Systems Private Limited (liquidated effective November 14, 2024)
9.	Infosys Chile SpA
10.	Infosys Arabia Limited (under liquidation)
11.	Infosys Consulting Ltda.
12.	Infosys Luxembourg S.a.r.l
13.	Infosys Americas Inc. (liquidated effective July 14, 2023)
14.	Infosys Public Services, Inc. USA
15.	Infosys BPM Limited
16.	Infosys (Czech Republic) Limited s.r.o.
17.	Infosys Poland Sp z.o.o
18.	Infosys McCamish Systems LLC
19.	Portland Group Pty Ltd
20.	Infosys BPO Americas LLC.
21.	Infosys Consulting Holding AG
22.	Infosys Management Consulting Pty Limited
23.	Infosys Consulting AG
24.	Infosys Consulting GmbH
25.	Infosys Consulting S.R.L (Romania) (Renamed as Infosys Romania SRL)
26.	Infosys Consulting SAS
27.	Infy Consulting Company Ltd.
28.	Infy Consulting B.V.
29.	Infosys Consulting S.R.L (Argentina)
30.	Infosys Consulting (Belgium) NV
31.	Panaya Inc.
32.	Infosys Financial Services GmbH
33.	Panaya Ltd.
34.	Brilliant Basics Holdings Limited (under liquidation)
35.	Brilliant Basics Limited (under liquidation)
36.	Infosys Singapore Pte. Ltd.
37.	Infosys Middle East FZ LLC
38.	Fluido Oy
39.	Fluido Sweden AB
40.	Fluido Norway A/S
41.	Fluido Denmark A/S
42.	Fluido Slovakia s.r.o
43.	Infosys Compaz Pte. Ltd.
44.	Infosys South Africa (Pty) Ltd
45.	WongDoody, Inc, (merged into Infosys Nova Holdings LLC with effect from January 01, 2025)
46.	HIPUS Co., Ltd.
47.	Stater N.V.
48.	Stater Nederland B.V.
49.	Stater XXL B.V.
50.	HypoCasso B.V.
51.	Stater Participations B.V. (wholly owned subsidiary of Stater N.V. merged with Stater N.V. with effect from November 24, 2023)
52.	Stater Belgium N.V./S.A. (formerly a wholly owned subsidiary of Stater Participations B.V., became the wholly owned subsidiary of Stater N.V. with effect from November 24, 2023)
53.	Outbox systems Inc. dba Simplus (US), (merged into Infosys Nova Holdings LLC with effect from January 01, 2025)
54.	Simplus ANZ Pty Ltd.
55.	Simplus Australia Pty Ltd
56.	Simplus Philippines, Inc.
57.	Infosys Fluido UK, Ltd.
58.	Infosys Fluido Ireland, Ltd.
59.	Infosys Limited Bulgaria EOOD
60.	Infosys BPM UK Limited
61.	Blue Acorn iCi Inc., (merged into Infosys Nova Holdings LLC with effect from January 01, 2025)
62.	Kaleidoscope Animations, Inc., (merged into Infosys Nova Holdings LLC with effect from January 01, 2025)
63.	Kaleidoscope Prototyping LLC (liquidated effective November 1, 2023)
64.	GuideVision s.r.o
65.	GuideVision Deutschland GmbH
66.	GuideVision Suomi Oy
67.	GuideVision Magyarorszag Kft
68.	GuideVision Polska Sp. z.o.o
69.	Infosys Business Solutions LLC
70.	Infosys Germany GmbH (wholly owned subsidiary of Infosys Singapore Pte Limited merged into Infosys Germany SE (formerly known as Blitz 24-893 SE) effective from September 24, 2025)
71.	GuideVision UK Ltd (under liquidation)
72.	Infosys Turkey Bilgi Teknolojileri Limited Sirketi
73.	Infosys Germany Holding Gmbh
74.	Infosys Automotive and Mobility GmbH & Co. KG
75.	Stater GmbH
76.	Infosys Green Forum
77.	Infosys (Malaysia) SDN. BHD.
78.	oddity space GmbH, merged into WongDoody GmbH (formerly known as oddity GmbH) with effect from September 29, 2023
79.	oddity jungle GmbH merged into WongDoody GmbH (formerly known as oddity GmbH) with effect from September 29, 2023
80.	oddity waves GmbH merged into WongDoody GmbH (formerly known as oddity GmbH) with effect from September 29, 2023
81.	oddity group Services GmbH merged into WongDoody GmbH (formerly known as oddity GmbH) with effect from September 29, 2023
82.	oddity code GmbH merged into WongDoody GmbH (formerly known as oddity GmbH) with effect from September 29, 2023
83.	WongDoody d.o.o. (formerly known as oddity code d.o.o) which was formerly a subsidiary of oddity Code GmbH has become a subsidiary of Wongdoody Gmbh (formerly known as oddity GmbH) with effect from September 29, 2023
84.	WongDoody GmbH (formerly known as Oddity GmbH)
85.	WongDoody (Shanghai) Co. Limited (formerly known as oddity (Shanghai) Co. Ltd.)
86.	WongDoody Limited (Taipei) (formerly known as oddity Limited (Taipei)
87.	Infosys Public Services Canada Inc.
88.	BASE life science A/S
89.	BASE life science AG
90.	BASE life science GmbH
91.	BASE life science Ltd.
92.	BASE life science S.A.S
93.	BASE life science S.r.l.
94.	Innovisor Inc.
95.	BASE life science Inc.
96.	BASE life science S.L.
97.	Panaya Germany GmbH
98.	Infosys Norway
99.	Infosys BPM Canada Inc. (Wholly-owned subsidiary of Infosys BPM Limited) which was incorporated on August 11, 2023 has been dissolved on March 15, 2024
100.	Danske IT and Support Services India Private Limited acquired by Infosys Limited on September 1, 2023 (Renamed as Idunn Information Technology Private Limited with effect from April 1, 2024)
101.	InSemi Technology Services Pvt. Ltd. acquired by Infosys limited on May 10, 2024
102.	Elbrus Labs Private Limited (a wholly owned subsidiary of InSemi Technology Services Pvt. Ltd.) acquired by Infosys limited on May 10, 2024
103.	Infosys Services (Thailand) Limited, a Wholly-owned subsidiary of Infosys Limited was incorporated on July 26, 2024.
104.	Infy tech SAS, a Wholly-owned subsidiary of Infosys Singapore Pte Limited was incorporated on July 03, 2024.
105.	in-tech Holding GmbH (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024 merged into in-tech GmbH with effect from January 01, 2025.
106.	in-tech GmbH (Subsidiary of in-tech Holding GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
107.	in-tech Automotive Engineering SL (Subsidiary of in-tech GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
108.	ProIT (Subsidiary of in-tech GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
109.	in-tech Automotive Engineering de R.L. de C.V (Subsidiary of in-tech GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024) (liquidated effective May 07, 2025)
110.	drivetech Fahrversuch GmbH (Subsidiary of in-tech GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
111.	Friedrich Wagner Holding Inc (Subsidiary of in-tech GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024) (under liquidation)
112.	in-tech Automotive Engineering LLC (Subsidiary of Friedrich Wagner Holding Inc) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024) (liquidated effective November 30, 2024)
113.	in-tech Services LLC (Subsidiary of Friedrich Wagner Holding Inc) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024) (liquidated effective November 30, 2024)
114.	Friedrich & Wagner Asia Pacific GmbH (Subsidiary of in-tech GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024), (merged into in-tech GmbH with effect from January 01, 2025).
115.	in-tech engineering s.r.o (Subsidiary of Friedrich & Wagner Asia Pacific GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
116.	in-tech engineering GmbH (Subsidiary of Friedrich & Wagner Asia Pacific GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
117.	in-tech engineering services S.R.L (Subsidiary of Friedrich & Wagner Asia Pacific GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024), (merged into ProIT with effect from November 30, 2025)
118.	in-tech Group Ltd (Subsidiary of Friedrich & Wagner Asia Pacific GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
119.	in-tech Group India Private Limited (Subsidiary of in-tech Group Ltd) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024). On September 01, 2024 in-tech Group India Private Limited became a wholly-owned subsidiary of Infosys limited.
120.	In-tech Automotive Engineering Shenyang Co. (Subsidiary of Friedrich & Wagner Asia Pacific GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
121.	In-tech Automotive Engineering Bejing Co., Ltd (Subsidiary of In-tech Automotive Engineering Shenyang Co.) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
122.	Infosys Employees Welfare Trust
123.	Infosys Employee Benefits Trust
124.	Infosys Science Foundation
125.	Infosys Expanded Stock Ownership Trust
126.	Infosys Germany SE (formerly known as Blitz 24-893 SE) acquired by Infosys Singapore Pte Ltd on October 17, 2024
127.	Infosys Limited SPC, a Wholly-owned subsidiary of Infosys Limited was incorporated on December 12, 2024.
128.	Infosys BPM Netherlands B.V., a Wholly-owned subsidiary of Infosys BPM Limited was incorporated on March 20, 2025.
129.	Infosys Energy Consulting Services LLC, a Wholly-owned subsidiary of Infosys Nova Holding LLC was incorporated on April 16, 2025.
130.	Infosys Saudi Arabia LLC, a Wholly-owned subsidiary of Infosys Limited was incorporated on April 21, 2025.
131.	Infosys Australia Technology Services Pty Ltd, a Wholly-owned subsidiary of Infosys Singapore Pte. Limited was incorporated on April 23, 2025.
132.	MRE Consulting Ltd (acquired by Infosys Nova Holding LLC (a Wholly-owned subsidiary of Infosys Limited) with 98.21% partnership interest and Infosys Energy Consulting Services LLC (a wholly owned subsidiary of Infosys Nova Holding LLC) with 1.79% partnership interest on April 30, 2025.
133.	MRE Technology Services LLC (a Wholly-owned subsidiary of MRE Consulting Ltd) (acquired by Infosys Nova Holding LLC (a Wholly-owned subsidiary of Infosys Limited) with 98.21% partnership interest and Infosys Energy Consulting Services LLC (a wholly owned subsidiary of Infosys Nova Holding LLC) with 1.79% partnership interest on April 30, 2025.
134.	The Missing Link Automation Pty Ltd (acquired by Infosys Australia Technology Services Pty Ltd, a Wholly-owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on April 30, 2025.
135.	The Missing Link Network Integration Pty Ltd (acquired by Infosys Australia Technology Services Pty Ltd, a Wholly-owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on April 30, 2025.
136.	The Missing Link Security Pty Ltd (acquired by Infosys Australia Technology Services Pty Ltd, a Wholly-owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on April 30, 2025.
137.	The Missing Link Security Ltd (a Wholly-owned subsidiary of The Missing Link Security Pty Ltd) (acquired by Infosys Australia Technology Services Pty Ltd, a Wholly-owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on April 30, 2025.
138.	Infosys BPM Canada Inc, a Wholly-owned subsidiary of Infosys BPM UK Limited was incorporated on July 28, 2025.

INDEPENDENT Auditor’s Report ON THE AUDIT OF QUARTERLY AND NINE MONTHS ENDED STANDALONE FINANCIAL RESULTS

To The Board of Directors of INFOSYS Limited

Opinion

We have audited the accompanying statement of Standalone Financial Results of INFOSYS LIMITED (the “Company”) for the quarter and nine months ended December 31, 2025 (the “Statement”) being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “LODR Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the statement:

(i)	is presented in accordance with the requirements of Regulation 33 of the LODR Regulations; and

(ii)	gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act, 2013 (the “Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India of the net profit and other comprehensive income and other financial information of the Company for the quarter and nine months ended December 31, 2025.

Basis for Opinion

We conducted our audit of the Statement in accordance with the Standards on Auditing (“SA”s) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in Auditor’s Responsibilities for the Audit of the Standalone Financial Results section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the Standalone Financial Results for the quarter and nine months ended December 31, 2025 under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s and Board of Directors’ Responsibilities for the Statement

The Statement, which includes the Standalone Financial Results is the responsibility of the Company’s Board of Directors and has been approved by them for the issuance. The Statement has been compiled from the related audited interim condensed standalone financial statements for the three months and nine months ended December 31, 2025. This responsibility includes the preparation and presentation of the Standalone Financial Results for the quarter and nine months ended December 31, 2025 that give a true and fair view of the net profit and other comprehensive income and other financial information in accordance with the recognition and measurement principles laid down in the Ind AS 34, prescribed under Section 133 of the Act read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the LODR Regulations. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Statements that give a true and fair view and is free from material misstatement, whether due to fraud or error.

In preparing the Statement, the Board of Directors are responsible for assessing the Company’s ability, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors are also responsible for overseeing the financial reporting process of the Company.

Auditor’s Responsibilities for audit of the Standalone Financial Results for the quarter and nine months ended December 31, 2025

Our objectives are to obtain reasonable assurance about whether the Statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Standalone Financial Results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the Statement, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors.

•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the LODR Regulations.

•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Statement or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the Statement, including the disclosures, and whether the Statement represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the Statement to express an opinion on the Statement.

Materiality is the magnitude of misstatements in the Statement that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Statement may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Statement.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm’s Registration No. 117366W/W-100018)
Vikas Bagaria
Partner
Place: Bengaluru	(Membership No.060408)
Date: January 14, 2026	UDIN: 26060408VPOQEZ7287

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Consolidated Audited Results of Infosys Limited and its subsidiaries for the quarter and nine months ended December 31, 2025 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2025	2025	2024	2025	2024	2025
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue from operations	45,479	44,490	41,764	132,248	122,064	162,990
Other income, net	1,139	982	859	3,163	2,410	3,600
Total Income	46,618	45,472	42,623	135,411	124,474	166,590
Expenses
Employee benefit expenses	24,122	23,438	21,436	70,407	63,934	85,950
Cost of technical sub-contractors	4,092	3,879	3,302	11,469	9,661	12,937
Travel expenses	510	539	439	1,564	1,375	1,894
Cost of software packages and others	3,982	4,025	4,607	11,753	12,012	15,911
Communication expenses	159	160	157	462	473	620
Consultancy and professional charges	486	480	459	1,429	1,354	1,655
Depreciation and amortisation expenses	1,155	1,182	1,203	3,478	3,512	4,812
Finance cost	100	106	101	310	314	416
Other expenses	1,494	1,434	1,249	4,051	3,894	4,787
Total expenses	36,100	35,243	32,953	104,923	96,529	128,982
Profit before exceptional item and tax	10,518	10,229	9,670	30,488	27,945	37,608
Exceptional item
Impact of Labour Codes (Refer to note (c))	1,289	–	–	1,289	–	–
Profit before tax	9,229	10,229	9,670	29,199	27,945	37,608
Tax expense:
Current tax	2,871	3,178	3,202	9,103	9,346	12,130
Deferred tax	(308)	(324)	(354)	(869)	(1,113)	(1,272)
Profit for the period	6,666	7,375	6,822	20,965	19,712	26,750

Other comprehensive income

Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	56	(38)	(45)	(52)	53	(92)
Equity instruments through other comprehensive income, net	(4)	(8)	(15)	23	(10)	19

Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	4	–	56	10	32	(24)
Exchange differences on translation of foreign operations	354	862	(483)	2,235	(27)	357
Fair value changes on investments, net	(23)	(34)	10	66	136	199
Total other comprehensive income/(loss), net of tax	387	782	(477)	2,282	184	459

Total comprehensive income for the period	7,053	8,157	6,345	23,247	19,896	27,209

Profit attributable to:
Owners of the company	6,654	7,364	6,806	20,939	19,680	26,713
Non-controlling interests	12	11	16	26	32	37
	6,666	7,375	6,822	20,965	19,712	26,750

Total comprehensive income attributable to:
Owners of the company	7,040	8,140	6,336	23,204	19,863	27,167
Non-controlling interests	13	17	9	43	33	42
	7,053	8,157	6,345	23,247	19,896	27,209

Paid up share capital (par value 5/- each, fully paid)	2,024	2,074	2,072	2,024	2,072	2,073
Other equity *#	93,745	93,745	86,045	93,745	86,045	93,745

Earnings per equity share (par value 5/- each)**
Basic (in per share)	16.17	17.76	16.43	50.64	47.52	64.50
Diluted (in per share)	16.14	17.74	16.39	50.55	47.40	64.34

*	Balances for the quarter and nine months ended December 31, 2025 and quarter ended September 30, 2025 represent balances as per the audited Balance Sheet as at March 31, 2025 and balances for the quarter and nine months ended December 31, 2024 represent balances as per the audited Balance Sheet as at March 31, 2024 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015
**	EPS is not annualized for the quarter and nine months ended December 31, 2025, quarter ended September 30, 2025 and quarter and nine months ended December 31, 2024.

#	Excludes non-controlling interest

a) The audited interim condensed consolidated financial statements for the quarter and nine months ended December 31, 2025 have been taken on record by the Board of Directors at its meeting held on January 14, 2026. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. Those interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b) Buyback of equity shares

The shareholders approved the proposal of buyback of Equity Shares recommended by its Board of Directors by way of e-voting through postal ballot, the results of which were declared on November 6, 2025. The Buyback offer comprised a purchase of 10,00,00,000 Equity Shares comprising approximately 2.41% of the total paid-up equity share capital of the Company as of June 30, 2025 (on standalone basis) at a price of 1,800/- per Equity share. The buyback was offered to all eligible equity shareholders (including those who became equity shareholders as on the Record date by cancelling American Depository Shares and withdrawing underlying Equity shares) of the Company as on the Record Date (i.e November 14, 2025) on a proportionate basis through the "Tender offer" route. The tender period for buyback commenced on November 20, 2025 and was open until November 26, 2025. The Company concluded the buyback procedures on December 4, 2025 and 10,00,00,000 equity shares were bought back and extinguished. The buyback resulted in a cash outflow of 18,000 crore (excluding transactions costs). The Company funded the buyback from its free reserves including securities premium as explained in Section 68 of the Companies Act, 2013. In accordance with Section 69 of the Companies Act, 2013, the Company has created a Capital Redemption Reserve of 50 crore equal to the nominal value of the shares bought back as an appropriation from the general reserve during the quarter ended December 31, 2025.

c) Impact of Labour Codes

On November 21, 2025, the Government of India notified provisions of the Code on Wages, 2019, the Industrial Relations Code, 2020, the Code on Social Security, 2020 and the Occupational Safety, Health and Working Conditions Code, 2020, (‘Labour Codes’) which consolidate twenty-nine existing labour laws into a unified framework governing employee benefits during employment and post-employment. The Labour Codes, amongst other things introduces changes, including a uniform definition of wages and enhanced benefits relating to leave.The Company has assessed the financial implications of these changes which has resulted in increase in gratuity liability arising out of past service cost and increase in leave liability by 1,289 crore. Considering the impact arising out of an enactment of the new legislation is an event of non-recurring nature, the Group has presented this incremental amount as “Impact of Labour Codes” under “Exceptional Item” in the Condensed Consolidated Statement of Profit and Loss for the quarter and nine months ended December 31, 2025. The Group continues to monitor the developments pertaining to Labour Codes and will evaluate impact if any on the measurement of liability pertaining to employee benefits.

d) Update on stock grants

The Board, on January 14, 2026, based on the recommendations of the Nomination and Remuneration Committee, approved the annual time-based stock incentives in the form of Restricted Stock Units (RSUs) to Salil Parekh, CEO & MD having a market value of 3 crore as on the date of grant under the 2015 Stock Incentive Compensation Plan (2015 Plan) in accordance with the terms of his employment agreement. The RSUs will vest in line with the employment agreement. The RSUs will be granted w.e.f February 1, 2026 and the number of RSUs will be calculated based on the market price at the close of trading day on a date immediately preceding the grant date. The exercise price of RSUs will be equal to the par value of the share.

1. Information on dividends for the quarter and nine months ended December 31, 2025

The Board of Directors (in the meeting held on October 16, 2025) declared an interim dividend of 23/-per equity share. The record date for the payment was October 27, 2025 and the same was paid on November 7, 2025. The interim dividend declared in the previous year was 21/- per equity share.

(in )

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2025	2025	2024	2025	2024	2025
Dividend per share (par value 5/- each)
Interim dividend	–	23.00	–	23.00	21.00	21.00
Final dividend	–	–	–	–	–	22.00

2. Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2025	2025	2024	2025	2024	2025
Revenue by business segment
Financial Services (1)	12,817	12,320	11,589	36,932	33,561	45,175
Manufacturing	7,570	7,347	6,479	21,721	18,680	25,207
Energy, Utilities, Resources and Services	6,016	5,945	5,635	17,704	16,402	21,710
Retail (2)	5,829	5,639	5,746	17,119	16,619	22,059
Communication (3)	5,518	5,397	4,688	16,013	14,311	19,108
Hi-Tech	3,371	3,703	3,279	10,370	9,692	13,090
Life Sciences (4)	3,267	2,863	3,195	8,874	9,065	11,831
All other segments (5)	1,091	1,276	1,153	3,515	3,734	4,810
Total	45,479	44,490	41,764	132,248	122,064	162,990
Less: Inter-segment revenue	–	–	–	–	–	–
Net revenue from operations	45,479	44,490	41,764	132,248	122,064	162,990
Segment Profit:
Financial Services (1)	3,236	3,059	2,679	9,267	8,150	11,099
Manufacturing	1,735	1,752	1,357	4,903	3,661	4,856
Energy, Utilities , Resources and Services	1,493	1,506	1,528	4,436	4,520	6,097
Retail (2)	1,867	1,720	1,975	5,278	5,493	7,133
Communication (3)	936	1,017	818	2,834	2,506	3,341
Hi-Tech	767	763	816	2,298	2,424	3,220
Life Sciences (4)	698	534	819	1,786	2,045	2,663
All other segments (5)	67	184	123	476	562	827
Total	10,799	10,535	10,115	31,278	29,361	39,236
Less: Other Unallocable expenditure*	2,444	1,182	1,203	4,767	3,512	4,812
Add: Unallocable other income	974	982	859	2,998	2,410	3,600
Less: Finance cost	100	106	101	310	314	416
Profit before tax and non-controlling interests	9,229	10,229	9,670	29,199	27,945	37,608

*	Unallocable expense includes 1,289 crore towards impact of Labour Codes for the quarter and nine months ended December 31,2025. (Refer note (c) above)

(1)	Financial Services include enterprises in Financial Services and Insurance

(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics

(3)	Communication includes enterprises in Communication, Telecom OEM and Media

(4)	Life Sciences includes enterprises in Life sciences and Health care

(5)	All other segments include operating segments of businesses in India, Japan, China, Infosys Public Services & identified enterprises in Public Services.

Notes on segment information

Business segments

Based on the "management approach" as required by Ind-AS 108 - Operating Segments, the Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments.

Segmental capital employed

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

3. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2025	2025	2024	2025	2024	2025
Revenue from operations	37,996	36,907	34,915	110,178	102,455	136,592
Profit before exceptional item and tax	10,817	10,469	8,844	29,946	26,379	35,441
Exceptional item - Impact of Labour Codes	1,146	–	–	1,146	–	–
Profit before tax	9,671	10,469	8,844	28,800	26,379	35,441
Profit for the period	7,363	7,759	6,358	21,236	18,939	25,568

The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the stock exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited interim standalone financial statements as stated.

By order of the Board for Infosys Limited

Bengaluru, India January 14, 2026	Salil Parekh Chief Executive Officer and Managing Director

The Board has also taken on record the consolidated results of Infosys Limited and its subsidiaries for the quarter and nine months ended December 31, 2025, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2025	2025	2024	2025	2024	2025
	Audited	Audited	Audited	Audited	Audited	Audited
Revenues	5,099	5,076	4,939	15,117	14,547	19,277
Cost of sales	3,660	3,516	3,444	10,593	10,103	13,405
Gross profit	1,439	1,560	1,495	4,524	4,444	5,872
Operating expenses	502	495	442	1,494	1,364	1,801
Operating profit #	937	1,065	1,053	3,030	3,080	4,071
Other income, net	109	112	102	343	287	425
Finance cost	11	12	12	35	38	49
Profit before income taxes	1,035	1,165	1,143	3,338	3,329	4,447
Income tax expense	287	325	337	942	981	1,285
Net profit	748	840	806	2,396	2,348	3,162
Earnings per equity share *
Basic	0.18	0.20	0.19	0.58	0.57	0.76
Diluted	0.18	0.20	0.19	0.58	0.56	0.76
Total assets	15,953	18,064	16,291	15,953	16,291	17,419
Cash and cash equivalents and current investments	2,985	5,005	3,596	2,985	3,596	4,321

*	EPS is not annualized for the quarter and nine months ended December 31, 2025, quarter ended September 30, 2025 and quarter and nine months ended December 31, 2024.

#	includes $143 million towards impact of Labour Codes for the quarter and nine months ended December 31,2025. (Refer note (c) above)

Certain statements in this release concerning our future growth prospects, our future financial or operating performance, the McCamish cybersecurity incident, and the United States H-1B visa program are forward looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, increased competition for talent, our ability to attract and retain personnel, increase in wages, investments to reskill our employees, our ability to effectively implement a hybrid working model, economic uncertainties and geo-political situations, technological disruptions and innovations such as Generative AI, the complex and evolving regulatory landscape including immigration regulation changes, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, our corporate actions including acquisitions, the outcome of pending litigation, the amount of any additional costs resulting directly or indirectly from the McCamish cybersecurity incident, the outcome of the US government investigation, the timing, implementation, duration and effect of the September 19, 2025 proclamation signed by the president of the United States related to the H-1B visa program, and the effect of current and any future tariffs. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2025. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Audited results of Infosys Limited for the quarter and nine months ended December 31, 2025 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months December 31,		Year ended March 31,
	2025	2025	2024	2025	2024	2025
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue from operations	37,996	36,907	34,915	110,178	102,455	136,592
Other income, net	2,277	2,268	1,001	5,427	3,459	4,782
Total income	40,273	39,175	35,916	115,605	105,914	141,374
Expenses
Employee benefit expenses	18,607	18,074	16,849	54,354	50,208	67,466
Cost of technical sub-contractors	5,787	5,613	4,829	16,608	14,412	19,353
Travel expenses	380	422	329	1,194	1,054	1,467
Cost of software packages and others	2,348	2,294	2,977	6,859	7,474	9,617
Communication expenses	111	113	115	323	344	448
Consultancy and professional charges	444	449	322	1,285	887	1,245
Depreciation and amortisation expense	585	595	661	1,794	2,029	2,619
Finance cost	45	52	50	153	170	221
Other expenses	1,149	1,094	940	3,089	2,957	3,497
Total expenses	29,456	28,706	27,072	85,659	79,535	105,933
Profit before exceptional item and tax	10,817	10,469	8,844	29,946	26,379	35,441
Exceptional item
Impact of Labour Codes (Refer to note (c))	1,146	–	–	1,146	–	–
Profit before tax	9,671	10,469	8,844	28,800	26,379	35,441
Tax expense:
Current tax	2,587	2,991	2,785	8,340	8,428	10,836
Deferred tax	(279)	(281)	(299)	(776)	(988)	(963)
Profit for the period	7,363	7,759	6,358	21,236	18,939	25,568
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability / asset, net	59	(38)	(37)	(40)	63	(81)
Equity instruments through other comprehensive income, net	(4)	(8)	(16)	23	(11)	19

Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	4	–	57	10	33	(24)
Fair value changes on investments, net	(23)	(34)	9	65	128	191

Total other comprehensive income/ (loss), net of tax	36	(80)	13	58	213	105

Total comprehensive income for the period	7,399	7,679	6,371	21,294	19,152	25,673

Paid-up share capital (par value 5/- each fully paid)	2,027	2,077	2,076	2,027	2,076	2,076
Other Equity*	85,256	85,256	79,101	85,256	79,101	85,256
Earnings per equity share ( par value 5 /- each)**
Basic (in per share)	17.85	18.68	15.31	51.25	45.62	61.58
Diluted (in per share)	17.83	18.66	15.29	51.18	45.53	61.46

*	Balances for the quarter and nine months ended December 31,2025 and quarter ended September 30,2025 represent balances as per the audited Balance Sheet as at March 31, 2025 and balances for the quarter and nine months ended December 31,2024 represent balances as per the audited Balance Sheet as at March 31, 2024 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015.
**	EPS is not annualized for the quarter and nine months ended December 31, 2025, quarter ended September 30, 2025 and quarter and nine months ended December 31, 2024.

a) The audited interim condensed standalone financial statements for the quarter and nine months ended December 31, 2025 have been taken on record by the Board of Directors at its meeting held on January 14, 2026. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed standalone financial statements. Those interim condensed standalone financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b) Buyback of equity shares

The shareholders approved the proposal of buyback of Equity Shares recommended by its Board of Directors by way of e-voting through postal ballot, the results of which were declared on November 6, 2025. The Buyback offer comprised a purchase of 10,00,00,000 Equity Shares comprising approximately 2.41% of the total paid-up equity share capital of the Company as of June 30, 2025 (on standalone basis) at a price of 1,800/- per Equity share. The buyback was offered to all eligible equity shareholders (including those who became equity shareholders as on the Record date by cancelling American Depository Shares and withdrawing underlying Equity shares) of the Company as on the Record Date (i.e November 14, 2025) on a proportionate basis through the "Tender offer" route. The tender period for buyback commenced on November 20, 2025 and was open until November 26, 2025. The Company concluded the buyback procedures on December 4, 2025 and 10,00,00,000 equity shares were bought back and extinguished. The buyback resulted in a cash outflow of 18,000 crore (excluding transactions costs). The Company funded the buyback from its free reserves including securities premium as explained in Section 68 of the Companies Act, 2013. In accordance with Section 69 of the Companies Act, 2013, the Company has created a Capital Redemption Reserve of 50 crore equal to the nominal value of the shares bought back as an appropriation from the general reserve during the quarter ended December 31, 2025.

c) Impact of Labour Codes

On November 21, 2025, the Government of India notified provisions of the Code on Wages, 2019, the Industrial Relations Code, 2020, the Code on Social Security, 2020 and the Occupational Safety, Health and Working Conditions Code, 2020, (‘Labour Codes’) which consolidate twenty-nine existing labour laws into a unified framework governing employee benefits during employment and post-employment. The Labour Codes, amongst other things introduces changes, including a uniform definition of wages and enhanced benefits relating to leave. The Company has assessed the financial implications of these changes which has resulted in increase in gratuity liability arising out of past service cost and increase in leave liability by 1,146 crore. Considering the impact arising out of an enactment of the new legislation is an event of non-recurring nature, the Company has presented this incremental amount as “Impact of Labour Codes” under “Exceptional Item” in the Condensed Standalone Statement of Profit and Loss for the three months and nine months ended December 31, 2025. The Company continues to monitor the developments pertaining to Labour Codes and will evaluate impact if any on the measurement of liability pertaining to employee benefits.

d) Update on stock grants

The Board, on January 14, 2026, based on the recommendations of the Nomination and Remuneration Committee, approved the annual time-based stock incentives in the form of Restricted Stock Units (RSUs) to Salil Parekh, CEO & MD having a market value of 3 crore as on the date of grant under the 2015 Stock Incentive Compensation Plan (2015 Plan) in accordance with the terms of his employment agreement. The RSUs will vest in line with the employment agreement. The RSUs will be granted w.e.f February 1, 2026 and the number of RSUs will be calculated based on the market price at the close of trading day on a date immediately preceding the grant date. The exercise price of RSUs will be equal to the par value of the share.

1. Information on dividends for the quarter and nine months ended December 31, 2025

The Board of Directors (in the meeting held on October 16, 2025) declared an interim dividend of 23/-per equity share. The record date for the payment was October 27, 2025 and the same was paid on November 7, 2025. The interim dividend declared in the previous year was 21/- per equity share.

(in )

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2025	2025	2024	2025	2024	2025
Dividend per share (par value 5/- each)
Interim dividend	–	23.00	–	23.00	21.00	21.00
Final dividend	–	–	–	–	–	22.00

2. Segment Reporting

The Company publishes standalone financial statements along with the consolidated financial statements. In accordance with Ind AS 108, Operating Segments, the Company has disclosed the segment information in the audited interim consolidated financial statements. Accordingly, the segment information is given in the audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter and nine months ended December 31, 2025.

By order of the Board for Infosys Limited

Bengaluru, India January 14, 2026	Salil Parekh Chief Executive Officer and Managing Director

Certain statements in this release concerning our future growth prospects, our future financial or operating performance, the McCamish cybersecurity incident, and the United States H-1B visa program are forward looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, increased competition for talent, our ability to attract and retain personnel, increase in wages, investments to reskill our employees, our ability to effectively implement a hybrid working model, economic uncertainties and geo-political situations, technological disruptions and innovations such as Generative AI, the complex and evolving regulatory landscape including immigration regulation changes, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, our corporate actions including acquisitions, the outcome of pending litigation, the amount of any additional costs resulting directly or indirectly from the McCamish cybersecurity incident, the outcome of the US government investigation, the timing, implementation, duration and effect of the September 19, 2025 proclamation signed by the president of the United States related to the H-1B visa program, and the effect of current and any future tariffs. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2025. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Extract of Consolidated Audited Financial Results of Infosys Limited and its subsidiaries for the quarter and Nine months ended December 31, 2025 prepared in compliance with the Indian Accounting Standards (Ind-AS)

( in crore, except per equity share data)

Particulars	Quarter ended December 31,	Nine months ended December 31,	Quarter ended December 31,
	2025	2025	2024
Revenue from operations	45,479	132,248	41,764
Profit before exceptional item and tax	10,518	30,488	9,670
Exceptional item
Impact of Labour Codes (Refer to note (c))	1,289	1,289	–
Profit before tax	9,229	29,199	9,670
Profit for the period	6,666	20,965	6,822
Total comprehensive income for the period (comprising profit for the period after tax and other comprehensive income after tax)	7,053	23,247	6,345

Profit attributable to:
Owners of the company	6,654	20,939	6,806
Non-controlling interests	12	26	16
	6,666	20,965	6,822

Total comprehensive income attributable to:
Owners of the company	7,040	23,204	6,336
Non-controlling interest	13	43	9
	7,053	23,247	6,345

Paid-up share capital (par value 5/- each fully paid)	2,024	2,024	2,072
Other equity *#	93,745	93,745	86,045
Earnings per share (par value 5/- each)**
Basic (in per share)	16.17	50.64	16.43
Diluted (in per share)	16.14	50.55	16.39

*	Balances for the quarter and nine months ended December 31, 2025 represent balances as per the audited Balance Sheet as at March 31, 2025 and balances for the quarter ended December 31, 2024 represent balances as per the audited Balance Sheet as at March 31, 2024 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015.
**	EPS is not annualized for the quarter and nine months ended December 31, 2025 and quarter ended December 31, 2024

#	Excludes non-controlling interest

a) The audited interim condensed consolidated financial statements for the quarter and nine months ended December 31, 2025 have been taken on record by the Board of Directors at its meeting held on January 14, 2026. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. Those interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b) Buyback of equity shares

The shareholders approved the proposal of buyback of Equity Shares recommended by its Board of Directors by way of e-voting through postal ballot, the results of which were declared on November 6, 2025. The Buyback offer comprised a purchase of 10,00,00,000 Equity Shares comprising approximately 2.41% of the total paid-up equity share capital of the Company as of June 30, 2025 (on standalone basis) at a price of 1,800/- per Equity share. The buyback was offered to all eligible equity shareholders (including those who became equity shareholders as on the Record date by cancelling American Depository Shares and withdrawing underlying Equity shares) of the Company as on the Record Date (i.e November 14, 2025) on a proportionate basis through the "Tender offer" route. The tender period for buyback commenced on November 20, 2025 and was open until November 26, 2025. The Company concluded the buyback procedures on December 4, 2025 and 10,00,00,000 equity shares were bought back and extinguished. The buyback resulted in a cash outflow of 18,000 crore (excluding transactions costs). The Company funded the buyback from its free reserves including securities premium as explained in Section 68 of the Companies Act, 2013. In accordance with Section 69 of the Companies Act, 2013, the Company has created a Capital Redemption Reserve of 50 crore equal to the nominal value of the shares bought back as an appropriation from the general reserve during the quarter ended December 31, 2025.

c) Impact of Labour Codes

On November 21, 2025, the Government of India notified provisions of the Code on Wages, 2019, the Industrial Relations Code, 2020, the Code on Social Security, 2020 and the Occupational Safety, Health and Working Conditions Code, 2020, (‘Labour Codes’) which consolidate twenty-nine existing labour laws into a unified framework governing employee benefits during employment and post-employment. The Labour Codes, amongst other things introduces changes, including a uniform definition of wages and enhanced benefits relating to leave.The Company has assessed the financial implications of these changes which has resulted in increase in gratuity liability arising out of past service cost and increase in leave liability. Considering the impact arising out of an enactment of the new legislation is an event of non-recurring nature, the Group has presented this incremental amount as “Impact of Labour Codes” under “Exceptional Item” in the Condensed Standalone and Consolidated Statement of Profit and Loss for the quarter and nine months ended December 31, 2025. The Group continues to monitor the developments pertaining to Labour Codes and will evaluate impact if any on the measurement of liability pertaining to employee benefits.

d) Update on stock grants

The Board, on January 14, 2026, based on the recommendations of the Nomination and Remuneration Committee, approved the annual time-based stock incentives in the form of Restricted Stock Units (RSUs) to Salil Parekh, CEO & MD having a market value of 3 crore as on the date of grant under the 2015 Stock Incentive Compensation Plan (2015 Plan) in accordance with the terms of his employment agreement. The RSUs will vest in line with the employment agreement. The RSUs will be granted w.e.f February 1, 2026 and the number of RSUs will be calculated based on the market price at the close of trading day on a date immediately preceding the grant date. The exercise price of RSUs will be equal to the par value of the share.

1. Information on dividends for the quarter and nine months ended December 31, 2025

The Board of Directors (in the meeting held on October 16, 2025) declared an interim dividend of 23/-per equity share. The record date for the payment was October 27, 2025 and the same was paid on November 7, 2025. The interim dividend declared in the previous year was 21/- per equity share.

(in )

Particulars	Quarter ended December 31,	Nine months ended December 31,	Quarter ended December 31,
	2025	2025	2024
Dividend per share (par value 5/- each)
Interim dividend	–	23.00	-

2. Audited financial results of Infosys Limited (Standalone information)

(in crore)

Particulars	Quarter ended December 31,	Nine months ended December 31,	Quarter ended December 31,
	2025	2025	2024
Revenue from operations	37,996	110,178	34,915
Profit before exceptional item and tax	10,817	29,946	8,844
Exceptional item - Impact of Labour Codes (Refer to note (c))	1,146	1,146	–
Profit before tax	9,671	28,800	8,844
Profit for the period	7,363	21,236	6,358

The above is an extract of the detailed format of Quarterly audited financial results filed with Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Audited Financial Results are available on the Stock Exchange websites, www.nseindia.com and www.bseindia.com, and on the Company's website, www.infosys.com.

By order of the Board for Infosys Limited

Bengaluru, India January 14, 2026	Salil Parekh Chief Executive Officer and Managing Director

Certain statements in this release concerning our future growth prospects, our future financial or operating performance, the McCamish cybersecurity incident, and the United States H-1B visa program are forward looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, increased competition for talent, our ability to attract and retain personnel, increase in wages, investments to reskill our employees, our ability to effectively implement a hybrid working model, economic uncertainties and geo-political situations, technological disruptions and innovations such as Generative AI, the complex and evolving regulatory landscape including immigration regulation changes, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, our corporate actions including acquisitions, the outcome of pending litigation, the amount of any additional costs resulting directly or indirectly from the McCamish cybersecurity incident, the outcome of the US government investigation, the timing, implementation, duration and effect of the September 19, 2025 proclamation signed by the president of the United States related to the H-1B visa program, and the effect of current and any future tariffs. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2025. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.